Mail Stop 3561

April 1, 2008

James D. Thompson
Chief Executive Officer
Golfsmith International Holdings, Inc.
11000 N. IH-35
Austin, TX 78753

> **Re:** **Golfsmith International Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 30, 2006**
> **Filed March 30, 2007**
> **File No. 000-52041**

Dear Mr. Thompson:

    We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Mark Mandel, Esq.
       White & Case LLP
       Via Facsimile